UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of May, 2019

Commission File Number 001-38522

Realm Therapeutics plc

(Translation of registrant’s name into English)

267 Great Valley Parkway

Malvern, PA 19355

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On May 29, 2019, Realm Therapeutics plc (the “Company”) issued an announcement in the United Kingdom (the “Announcement”) disclosing that:

•	As previously announced on May 16, 2019, Realm Therapeutics plc (“Realm” or the “Company”) (NASDAQ: RLM), announced that the Company had reached agreement with Essa Pharma Inc. (“Essa”) (NASDAQ: EPIX; TSX-V: EPI) whereby the entire issued and outstanding capital of Realm will be acquired by Essa (the “Acquisition”). The Acquisition is to be effected by means of a Court-sanctioned scheme of arrangement under Part 26 of the UK Companies Act 2006 (the “Scheme”) and is subject to the terms and conditions set out in the scheme document relating to the Acquisition (the “Scheme Document”). Unless otherwise defined herein, capitalised terms and expressions used in the announcement shall have the meanings given to them in the Scheme Document. The Scheme Document is being sent, or made available, to Realm Shareholders today, together with the Forms of Proxy for the Court Meeting and the General Meeting (each of which are furnished herewith as Exhibits 99.2, 99.3 and 99.4, respectively). The Scheme Document contains, amongst other things, a letter from the Chairman of Realm, the full terms and conditions of the Scheme and the Acquisition, an explanatory statement pursuant to section 897 of the Companies Act 2006, an expected timetable of principal events, Notices of the Court Meeting and the General Meeting and details of the actions to be taken by Realm Shareholders. The Scheme Document will be available on Realm’s website at www.realmtx.com today.

•	As described in the Scheme Document, to become Effective the Scheme requires, among other things, the approval of the Realm Shareholders at the Court Meeting and the passing of the Resolution by the Realm Shareholders at the General Meeting. Both the Court Meeting and the General Meeting will be held at the offices of Realm’s solicitors, Cooley (UK) LLP at Dashwood, 69 Old Broad Street, London, EC2M 1QS on 24 June 2019, with the Court Meeting to commence at 10.30 a.m. (or, if later, as soon as the Realm Annual General Meeting has been concluded or adjourned) and the General Meeting to commence at 10.40 a.m. (or, if later, as soon as the Court Meeting has been concluded or adjourned). Notices of the Court Meeting and the General Meeting are set out in the Scheme Document. Additionally, the proposed revised Articles of Association of Realm (which address the Scheme and which are being proposed for adoption at the General Meeting) will be available on Realm’s website today and are furnished herewith as Exhibit 99.9. Completion of the Acquisition also remains conditional on the satisfaction or waiver of the other Conditions set out in the Scheme Document and the approval of the Court. It is important that, for the Court Meeting, as many votes as possible are cast so that the Court may be satisfied that there is a fair representation of Realm Shareholder opinion. Realm Shareholders are, therefore, strongly urged to complete, sign and return your Forms of Proxy, appoint a proxy electronically or submit a proxy vote via CREST. Holders of American Depositary Shares (“ADSs”) representing the Company’s ordinary shares will receive instruction from the Company’s Depositary regarding how to cast their votes and are strongly encouraged to do so.

•	The Scheme Document contains an expected timetable of principal events relating to the Scheme, a summary of which is also set out in the Appendix to this announcement. The Acquisition is expected to become Effective on 2 July 2019, subject to approval of Realm Shareholders and other closing conditions.

•	The Company will host a conference call and audio webcast on 11 June 2019 at 10:00 a.m. EST / 3:00 p.m. London time to discuss the Acquisition. Executives of Essa will participate in the call. Instructions for accessing the call and audio webcast will be announced in due course.

•	A Realm Shareholder Helpline is available for Realm Shareholders on 0371 384 2050 (non-UK callers +44 121 415 0259). Lines are open from 8.30 a.m. to 5.30 p.m. Monday to Friday (except UK public holidays). Calls will be charged at the standard geographic rate and will vary by provider. International calls will be charged at the applicable international rate. Different charges may apply to calls from mobile telephones. Calls may be recorded and randomly monitored for security and training purposes. Please note that the Realm Shareholder Helpline operators cannot provide advice on the merits of the Scheme nor give financial, tax, investment or legal advice. ADS Holders may contact the Realm Depositary’s ADS shareholder services at +1-877-248-4237 (toll free within the US) or at +1-781-575-4555 (for international callers).

•	Notice of and the Form of Proxy for its Annual General Meeting is being sent, or made available, to Realm Shareholders today and will be available on Realm’s website at www.realmtx.com today and are furnished herewith as Exhibits 99.5 and 99.6. The Annual General Meeting will be held at the offices of Realm’s solicitors, Cooley (UK) LLP at Dashwood, 69 Old Broad Street, London, EC2M 1QS on 24 June 2019 at 10.00 a.m.

•	Further to the Company’s announcement on 5 April 2019 in respect of the continued listing of the Company’s ADSs on Nasdaq, Realm attended a hearing before the Nasdaq Hearing Panel (the “Panel”) on 16 May 2019, at which time Realm requested a delay of any delisting action until 2 July 2019 to permit the completion of the Acquisition. On 28 May 2019, Realm received written notice from the Panel that the request for continued listing until 2 July 2019 was granted. Should the Acquisition fail to complete on or before 2 July 2019, the Realm ADSs may be delisted from Nasdaq.

•	As part of the Company’s winding down and cost reduction activities, Joseph William Birkett and Ivan Gergel have both resigned from the board of directors of the Company with effect from 31 May 2019. Mr. Birkett and Dr. Gergel are fully supportive of the Acquisition and, together with the other Realm Directors, have accepted responsibility for the information contained in the Scheme Document (other than information therein relating to Essa, the Essa Group and the Responsible Essa Director for which the Responsible Essa Director assumes responsibility). Realm’s Chairman thanked Bill and Ivan for their years of service and their many valuable contributions to Realm, as well as for their guidance through the strategic review process and wished them all the best in the future.

All references to time in the announcement are to London time, unless otherwise noted.

A copy of the Announcement is attached to this Report on Form 6-K as Exhibit 99.1 and is incorporated by reference herein.

The Scheme Document is furnished herewith as Exhibit 99.2.

The Form of Proxy for the Court Meeting is furnished herewith as Exhibit 99.3

The Form of Proxy for the General Meeting is furnished herewith as Exhibit 99.4

The Notice of the Annual General Meeting is furnished herewith as Exhibit 99.5

The Form of Proxy for the Annual General Meeting is furnished herewith as Exhibit 99.6

Depositary’s Notice of Annual General Meeting, Court Meeting and General Meeting of Realm Therapeutics plc” is furnished herewith as Exhibit 99.7.

The General Meeting, Court Meeting and General Meeting of Realm Therapeutics plc – Voting Instruction Card for ADS holders is furnished herewith as Exhibit 99.8.

The proposed Revised Articles of Association of Realm is furnished herewith as Exhibit 99.9.

The Exhibits to this Report on Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing of the Company under the Securities Act of 1933 or the Exchange Act.

Exhibits

99.1	Announcement, dated May 29, 2019
99.2	Scheme Document
99.3	Form of Proxy for Court Meeting
99.4	Form of Proxy for the General Meeting
99.5	Notice of Annual General Meeting
99.6	Form of Proxy for Annual General Meeting
99.7	Depositary’s Notice of Annual General Meeting, Court Meeting and General Meeting of Realm Therapeutics plc
99.8	General Meeting, Court Meeting and General Meeting of Realm Therapeutics plc – Voting Instruction Card for ADS holders
99.9	Proposed Revised Articles of Association of Realm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Realm Therapeutics plc

May 29, 2019	By:	/s/ Marella Thorell
Marella Thorell
Chief Financial Officer and Chief Operating Officer